GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151
703-502-2000 www.GTSI.com

May 12, 2005

BY EDGAR, FACSIMILE AND FEDERAL EXPRESS

Craig Wilson, Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:	GTSI Corp.’s Form 10-K for the Fiscal Year
Ended December 31, 2004, File No. 000-19394

Dear Mr. Wilson:

On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated April 28, 2005 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-19394) filed with the Commission on March 16, 2005 (the “2004 Form 10-K”). To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s responses.

Item 1.  Business

Business Strategy, p. 4

1.  We note that your disclosure in this section indicates that you plan to “[d]ouble the revenue base of GTSI from $1 billion to $2 billion” over the next three years primarily through “organic measures, supplemented by strategic acquisitions,” and that you have included similar disclosure in MD&A. As your sales grew only 12.8% during 2004, it is unclear how you plan to achieve such revenue growth. Accordingly, please provide supplemental support for this statement and revise the disclosure in your filing to better explain how you plan to double your revenues over the next three years.  For example, what are the “organic measures” you plan to take and how will such measures affect revenues? Do you have any current plans regarding specific strategic acquisitions? Please revise and advise accordingly.

The Company provided disclosure throughout the 2004 Form 10-K to explain the Company’s business strategy and believes the disclosure is sufficient.  Such business strategy disclosure in the 2004 Form 10-K includes the following:

p.4  ”We plan to continue to increase our work force to take advantage of the growing government IT market. Our management has undertaken a number of initiatives consistent with this revenue and earnings growth strategy (e.g., hiring and training additional personnel, creating a centralized pricing organization, creating a centralized purchasing organization and implementing the final phase of our new ERP system).”

p.5  ”[W]e plan to increase employee productivity through training, use of the improved technology from our new Enterprise Resource Planning (“ERP”) system, and a heightened focus on our customer relationship management (“CRM”) initiatives.”

p.10   Marketing and Sales “Our sales organization is focused on understanding the current and emerging needs of our customers and to provide products, services and bundled solutions to meet those needs. Our sales organization continues to provide deep coverage for existing customers while expanding sales coverage to focus on new accounts and new product and service offerings to current customers. Our Customer Teams work closely with our Enterprise Technology Practices to best meet the requirements of our customers.”

p.18  MD&A  “We expect to expand our sales from lease arrangements for IT products and solutions in 2005.  We have essentially completed the build-out of our ERP system. After full testing and retesting, extensive training and documentation of new work processes for SOX compliance, we plan to implement the final phase of our ERP capabilities throughout GTSI in the second quarter of 2005.

In addition to the implementation of the final phase of our ERP system, several other initiatives are underway to position GTSI to reach our strategic plan goal of increased productivity including proactive supply-chain management; customer, deal, and vendor profitability assessments; and order management improvements. Management is also evaluating various CRM solutions…”

p.21  MD&A “We provide a table showing the trend in increased sales from services from $13.8 million in 2002 to $19.7 million in 2004. And in the narrative on page 22 we state “Sales of services increased 23.9% from 2003 to 2004 to $19.7 million. We intend to grow our service revenue at a similar rate in 2005.”

p.25  Seasonal Fluctuations “While sales to the U.S. Government are usually weaker in the first and second quarter and stronger in the third and fourth quarter, our Selling, General & Administrative expenses are more level throughout the year. As such, first and second quarter earnings are typically well below those of the third and fourth quarters.”

In summary of the above-referenced disclosure in the 2004 Form 10-K, the organic measures the Company has taken to increase its revenue base include, among other things, increasing headcount by 20% in 2004, predominantly in the Company’s sales and marketing organizations.  Each salesperson and respective sales team are allocated quotas based on the Company’s revenue and margin goals.  It is management’s belief that the addition of sales professionals will produce greater sales dollars in the future as the Company will have more representation in a growing government IT marketplace. The Company invested in additional personnel during 2004 and anticipates stronger revenue growth during the Company’s seasonally strong third and fourth quarters.

The Company also completed the build-out of a supply chain management ERP system which was implemented during April 2005. Management believes that this infrastructure investment will provide the foundation and resources to support increased delivery and shipment of products to the Company’s customers. Management anticipates the ERP system decreasing the lag time between order placement and shipment.

The additional measures the Company plans to take during the next few years to expand revenue include implementing and utilizing an enhanced customer relationship management tool (“CRM”) and expanding the volume of services the Company provides.  Utilization of a robust CRM platform is expected to allow the Company to more effectively cross-sell and up-sell additional products, services and warranties based on its customers’ needs and ordering patterns.  Currently, revenue from providing services comprises less than 2% of the Company’s sales. The Company plans to increase the percentage of sales from services, which are typically billed at a higher gross margin rate than products.

The Company’s analysis of the Federal, State and Local Governments indicates IT budgets totaling $120 billion.  In addition, the Bush administration has requested a 7% increase in IT spending.  The Company’s $1 billion market share represents less than 1% of this total budget.  Even an increase to 2% in the Company’s market share of the government IT budget would enable GTSI to reach its strategic revenue goal.

Regarding revenue growth from acquisitions, while at this time the Company does not have plans regarding specific acquisitions if management becomes aware of an accretive opportunity which could expand revenue and be effectively integrated with the organization, management is prepared to evaluate and act.

The Company developed a financial plan in 2004 to support its revenue goal of $2 billion which was reviewed and considered by the Company’s Board of Directors. The Company has periodically updated this financial plan and presented such revisions to the Board of Directors on several occasions.

The Company will modify future Commission filings to include more detail and supplemental support regarding its business strategy, as the Commission staff suggests. The Company will consolidate the supporting detail within subsequent periodic filings with the Commission into a more concise Outlook section of the MD&A similar to the following:

It is our belief that our investment in the addition of sales professionals will increase revenues incrementally as the members of our sales force derive productivity and increase our representation in a growing government IT marketplace.  We expect our infrastructure investment in our ERP system will provide the foundation and resources necessary to support increased delivery and shipment of products to our customers, reducing the lag time between order placement and shipment.  Utilization of a robust CRM platform is expected to allow us to more effectively cross-sell and up-sell additional products, services and warranties based on our customers’ needs and ordering patterns.  We plan to continue to increase the percentage of our sales from providing services.

Contracts, p. 6

2.  Explain the nature of the “administrative fee(s)” that are levied by various government agencies on purchases made by departments outside of the agency that awarded the contract. Quantify the amount [of] fees that are collected by you and remitted to the respective agency for the periods presented and explain your revenue recognition policies associated with these fees. In your response, address the criteria outlined in EITF 99-19. If material, revise your revenue recognition accounting policy to address your accounting for these fees.

Most of the Company’s customers are departments and agencies of the U.S. Federal government.  The Company’s customers purchase products from GTSI utilizing an approved government contract vehicle.  The majority of the contract vehicles GTSI holds have a contracting government agency, such as NASA or the Army.  If another government agency or department wants to use the contract vehicle sponsored by, for example, NASA to purchase products from GTSI, a portion of the purchase price represents an administrative fee due to NASA for that ability. When GTSI receives payment from the customer, the Company remits the administrative fee portion to NASA.

During the years ended December 31, 2004, 2003 and 2002, GTSI collected and has paid (or will be paying) administrative fees based on the terms of the contract to the respective governmental agencies totaling $5.7 million, $6.4 million and $5.7 million, respectively.  The recording of these fees is similar to sales tax payable. The Company acts as a collection vehicle for the contracting government agency neither retaining any of the collected fees nor recognizing any revenue (or expense) for managing this process on behalf of the contracting agency.  Accordingly, the Company does not recognize revenue on these transactions and EITF 99-19 is not applicable because these administrative fees are purely pass-through items for the Company.

Notes to Consolidated Financial Statements

Note 7.  Accounts Payable, p. 41

3.  Tell us more about the obligations that you were judicially released from upon the expiration of the statute of limitations in 2004. Explain the nature of the obligations and the transactions under which you initially became obligated, including the respective counterparties, and describe the statue of limitations you refer to. Provide us any additional supplemental information surrounding these obligations that will support your conclusions that you were judicially released from the obligations.

[FOIA Confidential Treatment pursuant to 17 C.F.R. §200.83 has been requested by GTSI in respect of its response to this comment.]

4.  Also tell us more about the aged accrued payables that management concluded were “no longer valid liabilities”. Explain the nature of the obligations and the transactions under which you initially become obligated, including the respective counterparties. Clarify whether these were ever ‘valid liabilities’. If so, explain why it was appropriate to derecognize these liabilities in accordance with SFAS 140. Explain the timing of the reversal, and discuss why it was appropriate to derecognize these payables during 2004.

The accounts payable line on the Company’s balance sheet includes a number of accounts, including trade payables, income taxes payable, administrative fees payable, customer refunds and an account the Company calls Receivers Payable. The $2.5 million reversal disclosed in Note 7 resulted from reconciliations of Receivers’ Payable account during the third and fourth quarters of 2004. Receivers Payable is used to accrue a payable for products received in inventory for which the vendor’s invoice has not yet been received.  The accrual is recorded for the amount of the purchase order.  When the invoice from the respective vendor is received, Receivers Payable is debited for the amount of the invoice and trade payables is credited. Frequently the amount of the invoice does not exactly match the amount on the purchase order due to vendor price changes, special monthly promotions, other pricing variances and freight charges. This account is reconciled on a monthly and quarterly basis and variances are researched. In cases where the invoice received is for less than the purchase order, it was management’s policy to leave the outstanding credit “open” in the account for two years to allow for subsequent invoices to be received.

In the third quarter of 2004 the Company performed an analysis of Receivers Payable activity during the period 2000 to 2004 pursuant to its SOX 404 initiatives.  This analysis indicated that invoices were rarely received for accruals aged greater than one year. Based upon this finding, Management decided that recent experience indicated that a one year period was a better estimate and revised its policy to only leave credits “open” for one year with quarterly true-ups performed on a year-over-year basis.  This policy change, which was in place prior to 12/31/04, resulted in a change in estimate of $2.5 million. This amount, which has no material impact on prior quarters’ financial results, comprises purchase orders to over 150 vendors on almost 1,000 transactions, with variances ranging from $1 to $300,000.

At the time inventory was received, management considered all of these valid liabilities. Accruals were recorded based upon purchase order amounts which represented amounts due to vendors for inventory received in the Company’s warehouse based on their most recent price lists.  (These adjustments represented less than 2% of GTSI’s accounts payable balance at December 31, 2004 and 2003.)

To clarify, the Receivers Payable adjustments discussed above were recorded as a change in estimate, and not derecognized as the extinguishment of a liability in accordance with SFAS 140.

5.  Revise Selected Financial Data to briefly describe and/or cross reference to a discussion of the reversal of accounts payable and the material effect that reversal had on the comparability of the information presented.

In the Company’s Selected Quarterly Financial Data disclosure in Note 16 on page 48, the Company provided a cross reference to Note 7 of the financial statements regarding the third quarter of 2004 financial data (period in which the reversal occurred).  As such, the Company does not believe an amendment to our 2004 Form 10-K is required. However, in future annual report filings with the Commission, the Company will expand the cross reference to address the effect on comparability between periods as follows:

Our results of operations for 2004 include the effects of the derecognition of aged accrued payables of $10.1 million during the third quarter, and the reversal of accounts payable of $0.7 million in the third quarter and $1.8 million in the fourth quarter as discussed in Note 7 to the consolidated financial statements.

Expand the Overview section and/or include a discussion of net income and operating income in MD&A to discuss the significant impact the reversal of accounts payable had on your operating income and net income. In this regard, it appears that the annual and quarterly trends in your operating income and net income would have been materially different had you not derecognized these accounts payable in the respective periods.

The Company discussed the impact of the derecognition of accounts payable in the 2004 Compared with 2003, Gross Margin subheading of its MD&A.  In future filings with the Commission, beginning with the Company’s Form 10-Q for the quarterly period ending September 30, 2005 (as this is the first 2005 quarter for which comparability will be impacted by the derecognition that occurred in 2004), the Company will expand the Overview section to discuss the significant impact this had on our operating and net income as follows:

As discussed in further detail in our MD&A, our business experiences significant fluctuations in our quarterly sales, operating income and net income as a result of the buying patterns of the federal government, our primary customer. In addition to the increase in operating and net income during the third quarter of 2004 caused by this cyclical buying pattern, our results were positively affected by the derecognition of $10.1 million in aged accrued payables. We recorded this release from obligations as an offset to Cost of sales which increased our Gross margin by $10.1 million. As a result, our Income from operations during the three months ended September 30, 2004 was also $10.1 million higher, corresponding to a $6.2 million increase in net income, or $0.66 increase in earnings per share. Our financial results for the nine months ended September 30, 2004 were also positively affected by the derecognition, changing our year to date Loss from operations of $0.5 million to Income from operations of $9.6 million. Our Net income of $7.5 million for the nine months ended September 30, 2004, would have been reduced to $1.4 million had we not derecognized the aged accrued payables. Due to the one-time nature of this transaction, our results for the three and nine months ended September 30, 2004 should not be used as a basis to determine quarterly or annual trends in projecting future financial results.

In connection with this response to your comments, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact the undersigned at (703) 502-2199.

Sincerely,

/s/ Thomas A. Mutryn
Thomas A. Mutryn
Senior Vice President and
Chief Financial Officer